1650 TYSONS BOULEVARD SUITE 400 MCLEAN, VIRGINIA 22102 TELEPHONE: 703.760.7700 FACSIMILE: 703.760.7777 WWW.MOFO.COM	MORRISON & FOERSTER LLP NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SACRAMENTO, SAN DIEGO, DENVER, NORTHERN VIRGINIA, WASHINGTON, D.C. TOKYO, LONDON, BRUSSELS, BEIJING, SHANGHAI, HONG KONG

July 8, 2013	Writer’s Direct Contact 703.760.7798 LBard@mofo.com

Via Edgar

Mr. Patrick Gilmore

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sourcefire, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-33350

Dear Mr. Gilmore:

This letter confirms an extension of time for Sourcefire, Inc. (the “Company”) to respond to the comments in your June 24, 2013 letter. The Company plans to submit its response by July 23, 2013.

If you have any additional questions or require additional information, please do not hesitate to contact me at (703) 760-7798.

Sincerely,

/s/ Lawrence R. Bard

Lawrence R. Bard

cc:	Todd P. Headley, Sourcefire, Inc.
Douglas W. McNitt, Sourcefire, Inc.
Edmund D. Graff, Sourcefire, Inc.